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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 11-K

(MARK ONE)


[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year ended December 31, 1999


                                       or


[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from _________ to _________


Commission file number 333-63321


     Saga Communications, Inc. Employees' 401(K) Savings and Investment Plan
     -----------------------------------------------------------------------
                              (Full title of plan)


                            Saga Communications, Inc.
                               73 Kercheval Avenue
                       Grosse Pointe Farms, Michigan 48236
     ----------------------------------------------------------------------
     (Name of Issuer of Securities Held Pursuant to Plan and Address of its
                          Principal Executive Office)



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                 Financial Statements and Supplemental Schedule

                            Saga Communications, Inc.
                          Employees' 401(k) Savings and
                                 Investment Plan

                     Years ended December 31, 1999 and 1998
                       with Report of Independent Auditors





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                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan

                                Table of Contents

                 Financial Statements and Supplemental Schedule

                           December 31, 1999 and 1998


                                                                            Page

Report of Independent Auditors                                               4

Financial Statements:
Statements of Assets Available for Benefits - December 31,
     1999 and 1998                                                           5
Statements of Changes in Assets Available for Benefits - Years
     ended December 1999 and 1998                                            6
Notes to Financial Statements                                                7

Supplemental Schedule
Schedule H line 4(i)--Schedule of Assets Held for Investment Purposes       12

Other Information:
Signatures                                                                  14
Exhibit 23 - Consent of Independent Auditors                                15





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4

                         Report of Independent Auditors

Plan Administrator
Saga Communications, Inc.
Employees' 401(k) Savings and Investment Plan


We have audited the accompanying statements of assets available for benefits of Saga Communications, Inc. Employees' 401(k) Savings and Investment Plan as of December 31, 1999 and 1998 and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998 and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 1999 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 1999 basic financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP
                                                           ---------------------

May 18, 2000
Detroit, Michigan


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                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan

                   Statements of Assets Available For Benefits


                                                     DECEMBER 31
                                                 1999             1998
                                           -------------------------------

ASSETS
Investments, at fair value:
    Mutual funds                             $ 6,604,447      $ 4,788,815
    Guaranteed Investment Fund                 1,025,494          961,135
    Saga Common Stock Fund                     1,151,572          703,066
    Participant loans                            167,941          169,804
                                           -------------------------------
                                               8,949,454        6,622,820

Participant contributions receivable                  --           27,586
Employer contributions receivable                169,385          138,399
                                           -------------------------------
Net assets available for benefits            $ 9,118,839      $ 6,788,805
                                           ===============================


See accompanying notes.


                                                                               5

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                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan

             Statements of Changes in Assets Available For Benefits


                                                            YEAR ENDED
                                                            DECEMBER 31
                                                       1999             1998
                                                -------------------------------
Additions:
    Participant contributions                     $ 1,208,580      $ 1,035,535
    Employer contributions                            169,385          138,399
    Investment income:
      Interest                                         73,049           67,064
      Net appreciation in fair value of
       investments:
         Mutual funds                               1,244,288          940,577
         Saga common stock fund                       237,335          119,883
                                                -------------------------------
Total additions                                     2,932,637        2,301,458

Deductions:
    Benefit payments                                 (602,603)        (513,661)
                                                -------------------------------
Net additions                                       2,330,034        1,787,797
Net assets available for benefits:
    Beginning of year                               6,788,805        5,001,008
                                                -------------------------------
    End of year                                   $ 9,118,839      $ 6,788,805
                                                ===============================

See accompanying notes.


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                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                          Notes to Financial Statements
                     Years ended December 31, 1999 and 1998

1. DESCRIPTION OF PLAN

The following description of Saga Communications, Inc. (the "Company") Employees' 401(k) Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for more complete information.

GENERAL

The Plan is a defined contribution plan which includes, as participants, all employees who have completed one year of employment and reached the age of twenty-one. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Contributions to employees' accounts are effected through voluntary reductions in their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k)(3). The Company may make a discretionary match; for 1999 and 1998 the discretionary employer match was $169,385 and $138,399, respectively.

Upon enrollment, a participant may direct their contributions to any of the Plan's fund options. Employer contributions are invested in Saga Communications, Inc. common stock.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.



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10

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                    Notes to Financial Statements (continued)



1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for purchase of primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter plus 1%. Principal and interest is paid ratably through monthly payroll deductions.

DISTRIBUTIONS

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, disability, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined, to receive a distribution or a portion of the participant's account balance. Such distributions are generally made in a lump sum.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA.


2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.


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                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for the investment contracts, the Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Guaranteed investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 5.5% in 1999 and 5.9% in 1998. The crediting interest rate for these investment contracts is reset semiannually by the issuer but cannot be less than zero and was 6.05% and 6.25% at December 31, 1999 and 1998, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.



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                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                    Notes to Financial Statements (continued)


3. INVESTMENTS

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                           DECEMBER 31
                                                       1999          1998
                                                   ------------   -----------

      Guaranteed Investment Fund                   $  1,025,494   $   961,135
      Saga Common Stock Fund*                         1,151,572       703,066
      Vanguard Wellington Fund                          483,718       517,436
      Twentieth Century Ultra Investors Fund          1,545,638     1,016,388
      Fidelity Investments Contrafund                 1,933,248     1,430,119
      CIGNA Stock Index Fund                            857,440       695,195
      INVESCO Total Return Fund                         486,489       479,049

      * Non-participant directed

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:


                                                           YEAR ENDED
                                                           DECEMBER 31
SAGA COMMON STOCK FUND:                                1999          1998
                                                   -----------    ----------

    Contributions                                  $   297,455    $  290,250
    Net appreciation in fair value                     237,335       119,883
    Benefit payments                                   (81,353)      (33,051)
    Transfers out                                       (4,931)       (3,447)
                                                   -----------    ----------
    Net increase                                       448,506       373,635
    Net assets available for benefits at
     beginning of year                                 703,066       329,431
                                                   -----------    ----------
    Net assets available for benefits at
     end of year                                   $ 1,151,572    $  703,066
                                                   ===========    ==========


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                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                    Notes to Financial Statements (continued)



5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 4, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. However, the Plan has been restated in its entirety subsequent to the issuance of the determination. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.


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                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                            Employer ID # 38-2683519
                                   Plan # 001

         Schedule of Assets Held for Investment Purposes At End of Year

                                December 31, 1999


                       IDENTITY                                 DESCRIPTION OF INVESTMENT INCLUDING
                  OF ISSUE, BORROWER,                             MATURITY DATE, RATE OF INTEREST,                  CURRENT
                LESSOR OR SIMILAR PARTY                           COLLATERAL, PAR OR MATURITY VALUE                   VALUE
-----------------------------------------------------------------------------------------------------------------------------

*      Connecticut General Life Insurance Company            Guaranteed Investment Fund                           $ 1,025,494
*      Connecticut General Life Insurance Company            CIGNA Stock Index Fund                                   857,440
*      Connecticut General Life Insurance Company            CIGNA High Yield Bond Fund                                12,856
       Fidelity Investments                                  Fidelity Investments Contrafund                        1,933,248
       Fidelity Investments                                  Fidelity Growth and Income Portfolio Fund                398,708
       Invesco Mutual Funds                                  INVESCO Total Return Fund                                486,489
       Twentieth Century Mutual Funds                        Twentieth Century Ultra Investors Fund                 1,545,638
       The Vanguard Group of Investment Companies            Vanguard Wellington Fund                                 483,718
       Warburg-Pincus Mutual Funds                           Warburg-Pincus Emerging Growth Fund                      317,652
       Warburg-Pincus Mutual Funds                           Warburg-Pincus International Equity Fund                  97,184
       Putnam Mutual Funds                                   Putnam Stock Growth Fund                                  58,253
       Janus Mutual Funds                                    Janus Fund                                               274,637
       Janus Mutual Funds                                    Janus Worldwide Fund                                     106,456
       Baron Mutual Funds                                    Baron Asset Fund                                          32,168
**     Saga Communications, Inc.                             Saga Common Stock Fund                                 1,151,572
*      Participant loans receivable                          Interest rates 8.0% to 10.0%                             167,941
                                                                                                                  -----------
Total investments                                                                                                 $ 8,949,454
                                                                                                                  ===========

*Party-in-interest.
** Party-in-interest, Nonparticipant directed fund



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                                  EXHIBIT INDEX



Exhibits

23   Consent of Ernst & Young LLP



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                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              SAGA COMMUNICATIONS, INC.
                                              EMPLOYEES' 401(K) SAVINGS
                                              AND INVESTMENT PLAN


Date:  June 9, 2000                           /s/ Marcia K. Lobaito
                                              ---------------------
                                              Marcia K. Lobaito
                                              Plan Administrator



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